News Release

Number 15, 2003

Resin Systems Signs World-wide Joint Venture Agreement With Euro-Projects

Edmonton, Alberta, September 15, 2003: Resin Systems Inc. (RS – TSX Venture / RSSFY – OTCBB) ("RSI") today announced the signing of an ongoing Joint Venture agreement (the "Joint Venture") with Euro-Projects (LTTC) Limited ("EPL") for the Joint Venture to have the “exclusive world-wide right for the commercialization of existing and all future technologies” as developed or being developed by EPL.

Based in Rothley, England, EPL is a highly recognized Research and Development engineering design company that specializes in the use of advanced composite materials.  The firm is a recognized leader in the design of advanced composites and has extensive knowledge of both thermosetting and thermoplastic based composites, manufacturing processes, structural design and composite applications across a broad range of industries www.europrojects.co.uk.

EPL and its collaboration partners have and continue to develop composite technologies in both industrial and consumer sectors.  Industrial products currently focus on infrastructure and transportation related applications and consumer products focus on recreational applications.  The various patented and/or proprietary technologies within each of these market segments will be disclosed on an ongoing basis as they are being incorporated into RSI’s business planning.

“After working with RSI on its existing utility pole projects we have come to understand the benefits of Version resin and how it can compliment many of the designs we have been working on.  We believe RSI has the ability to build the infrastructure to exploit and commercialize our various technologies on a global basis” according to Gerry Boyce, Managing Director, Euro-Projects.

RSI will have an 85% interest in the Joint Venture with EPL having the remaining 15% interest.

EPL played a key role in the design and engineering of RSI’s first commercial sale contract of utility poles with NorthwesTel (www.nwtel.ca), a subsidiary of Bell Canada.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials throughout the global marketplace.

For more information please contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@ howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed

and does not accept responsibility for the adequacy or accuracy of this release.

G:\055796\0009\press release 01.doc